53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com FIRM / AFFILIATE OFFICES
May 7, 2021	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Michael C. Foland
Larry Spirgel
David Edgar
Kathleen Collins

Re:	Sportradar Holding AG Draft Registration Statement on Form F-1 Confidentially submitted on February 19, 2021 CIK No. 0001836470

Ladies and Gentlemen:

On behalf of Sportradar Holding AG (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form F-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on February 19, 2021 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on March 18, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Prospectus Summary, page 1

1.

We note your statements in the second paragraph of this section. Provide support for your assertions that your “platform is the backbone to the sports betting industry, and the scale of [your] data and content operation is unparalleled.”

May 7, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 6, 95 and 103 of Submission No. 2.

2.

We note your references to “top-tier investors” such as CPP Investments and Technology Crossover Ventures and to “notable sports industry individuals” such as Ted Leonsis, Mark Cuban and Michael Jordan as investors. However, we note that none of these entities nor prominent individuals are listed in your beneficial ownership table. To provide proper context to their mention, disclose their share ownership in the company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that CPP Investments and Technology Crossover Ventures both hold shares in the Company through an investment vehicle “Blackbird Holdco Ltd.” (“Blackbird”), as disclosed in the beneficial ownership table and related footnotes. Ted Leonsis, Mark Cuban and Michael Jordan are not disclosed in the beneficial ownership table as each hold less than 5% voting and economic interest in the Company, through each of Revolution Growth III, LP, Radical Investments, LP and Two Trey, LLC, respectively. The Company has revised pages 3, 99 and 106 of Submission No. 2.

Summary Consolidated Financial and Other Data, page 17

3.

Please revise here to disclose the comparable IFRS measures for “adjusted EBITDA margin” and “cash flow conversion” with equal or greater prominence wherever you discuss these measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP Compliance and Disclosure Interpretations (C&DIs). Also, remove the measure of total segment adjusted EBITDA on page 85 or revise to reconcile this non-GAAP measure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the “adjusted EBITDA margin” and “cash flow conversion” ratios are considered to be operational metrics that management uses to evaluate the business. The Company uses adjusted EBITDA margin as an operational metric because it allows the Company to assess operational performance compared to revenues over time, and the Company believes that this measure is also useful to investors because it allows further insight into the period over period operational performance in a manner that is comparable to other organizations in the Company’s industry and in the market in general. Additionally, management considers cash flow conversion to be a useful measure of the Company’s ability to convert generated earnings to actual cash that is available to invest into the business and/or make strategic acquisitions. The Company also believes that cash flow conversion provides useful information regarding how cash provided by operating activities compares to the capital expenditures required to maintain and grow its business, and its available liquidity, after funding such capital expenditures, to service its debt, fund strategic initiatives and strengthen its balance sheet, as well as its ability to convert earnings to cash. As such, both adjusted EBITDA margin and cash flow conversion are operational ratios that management uses in its analysis of the Company’s performance and that management believes provide useful supplemental information and a clearer understanding of the Company’s business.

The Company has revised page 86 of Submission No. 2 to reconcile total segment adjusted EBITDA to adjusted EBITDA and add a cross reference to the reconciliation from net (loss) / income before tax, its most directly comparable IFRS measure. The Company respectfully advises the Staff that the reconciliation of adjusted EBITDA to net (loss) income before tax, its most directly comparable IFRS measure, has been performed at the total adjusted EBITDA level rather than on a per segment basis due to corporate unallocated expenses which are not allocated on a per segment basis.

May 7, 2021

4.

Please explain further the adjustment for amortization of sports rights to your non-GAAP measure of adjusted EBITDA. Specifically address why you have excluded a significant portion of your amortization expense from your calculation and explain what your measure of adjusted EBITDA as presented is attempting to convey. Also, revise to clarify how this measure as presented provides useful information to investors. Refer to Item 10(e)(1)(i)(c) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company enters into license agreements with sports leagues for the right to supply data and live video feeds to the betting industry and media, and license fees are typically paid in installments over the license period and are one of the main operating expenses of the Company. The license fees are presented either as cost of purchased services or amortization, depending on accounting treatment of relevant license, and only licenses that meet the recognition criteria of IAS 38 are capitalized.

Adjusted EBITDA removes this classification difference by decreasing the Company’s EBITDA by amortization of sports rights. As a result, adjusted EBITDA provides more meaningful and comparable measure of operating performance of the Company. Accordingly, the Company believes that including all amortization of sport rights as a deduction in the measure of adjusted EBITDA results in a financial metric that is more indicative of its ongoing operating results and an approach that is more consistent for the presentation of its performance across periods.

The Company has revised pages 18 and 19 of Submission No. 2 to clarify how this measure as presented provides useful information to investors.

5.	Please address the following as it relates to your non-GAAP measure of free cash flow:

•

You refer to this measure as both a performance and liquidity measure in footnote (4). Tell us why you believe this measure is a performance measure or revise to appropriately identify this as a liquidity measure only. Refer to Question 102.07 of the non-GAAP C&DIs.

•

Your adjustment for acquisition of intangible assets excludes certain intangible assets required to further support an acquired business. Tell us the amount of acquired intangible assets that have been excluded from this measure. Also, explain further what the excluded amount represents and how you determined that such exclusion appropriately reflects your measure of free cash flow.

•

Tell us how the adjustment for interest paid on bank debt complies with the prohibition in Item 10(e)(ii)(A) of Regulation S-K regarding the exclusion of charges that required, or will require, cash settlement from a non-GAAP liquidity measure.

•

Considering such measure contains adjustments other than capital expenditures, please revise to label the measure as “adjusted free cash flow” so it is not confused with free cash flow as typically calculated. Refer to Question 102.07 of the Non-GAAP C&DIs.

May 7, 2021

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that free cash flow is a liquidity measure and has revised pages 19 and 20 of Submission No. 2 to make such clarification.

Additionally, the Company has revised pages 19 and 20 of Submission No. 2 to remove interest paid on bank debt from its calculation of adjusted free cash flow. The Company has also revised the title of “free cash flow” and changed it to “adjusted free cash flow” throughout Submission No. 2.

Furthermore, the Company respectfully advises the Staff that the amount of acquired intangible assets excluded from its calculation of adjusted free cash flow was €12.6 million for the fiscal year ended December 31, 2019. In 2019, when the Company was finalizing its acquisition of Optima Information Services, S.L.U. (Sevilla), Optima Research & Development S.L.U. (Cadiz); Optima Gaming U.S. Ltd (Delaware) and Optima BEG D.O.O Belgrad (together, “Optima”), the Company acquired a perpetual license that Optima needed in order to continue to operate its business. The acquisition of such perpetual license was ancillary to the acquisition of Optima, but was a closing condition under the business combination agreement required to consummate the transaction. As such, the acquisition of the perpetual license was a one-time cost for the Company, and one that will not recur in future periods, but an integral part of the acquisition of Optima. The Company measures adjusted free cash flow by adjusting net cash from operating activities for payments for the acquisition of intangibles and property and equipment, payments of lease liabilities, and the above mentioned acquisition of intangibles was considered by the Company to be a cost inherently connected to the M&A transaction, such acquisition of intangibles was excluded from the measure of adjusted free cash flow.

Risk Factors

Financial and Capital Risks

We have identified material weaknesses in our internal control, page 48

6.

Please revise to clarify what plans, if any, have been fully implemented and what remains to be completed in your remediation efforts. Also, disclose how long you estimate it will take to complete your remediation plan and discuss any associated material costs that you have incurred or expect to incur.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as of right now, there are various variables affecting the costs to remediate the material weaknesses, such that the Company is not in a position to provide reasonable estimate of such costs. The Company has revised pages 48 to 49 of Submission No. 2 to disclose that the estimated timeframe for completion and that such costs are significant but cannot be reasonably estimated at this time.

With respect to how long the Company estimates it will take to complete its remediation efforts, the Company has revised page 48 of Submission No. 2 to indicate that it will make progress in its remediation plan by December 31, 2021 and achieve significant progress during 2022, but cannot provide assurance that it will be able to complete full remediation by then or will be able to avoid the identification of additional material weaknesses in the future.

The Company respectfully advise the Staff that to date, the Company has begun to hire key finance and technical accounting resources and third-party specialists to assist in its remediation efforts. Submission No. 2 continues to include the other key activities necessary to complete the Company’s remediation efforts.

May 7, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Our Customers and Business Models, page 77

7.	You disclose that you serve over 1,600 customers. Please revise to provide the actual number of customers for each period presented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as of December 31, 2019 and 2020, the Company had 1,601 and 1,612 customers, respectively, and has revised these statements throughout Submission No. 2.

Key Performance Indicators, page 82

8.

Please clarify whether the top 200 customers included in your calculation of dollar-based net retention rate includes customers with both subscription and revenue share arrangements. If so, explain further how this measure demonstrates your ability to expand the scope of services for customers whose contracts are based on revenue share schemes. To the extent this metric includes only subscription customers, please revise to indicate as such.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the top 200 customer cohort included in its calculation of dollar-based net retention rate includes customers with both subscription-based and revenue-sharing arrangements. For subscription-based customers, growth in the scope of their services results in growth of the Company’s revenue, and for revenue-sharing customers, growth of the customers’ revenue results in growth of the Company’s revenue in tandem. As such, the Company believes that this measure demonstrates its ability to both expand the scope of services that it provides to these customers, as well as its ability to grow alongside these customers as their market share increases. The Company has revised page iii, 2, 78, 82 and 104 of Submission No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Segments, page 85

9.	Please disclose the geographic regions included in your RoW Betting segment. Also, clarify whether all revenues included in RoW AV are generated from customers outside the U.S.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its chief operating decision maker (“CODM”) does not make decisions about resources to be allocated to the segments RoW Betting or RoW AV and does not assess the performance of these segments based on the countries or geographic regions included in such segments. This information is not presented to the Company’s CODM on a regular basis. Hence, the Company does not believe that this disclosure is required under IFRS 8.

The Company confirms that all revenues included in the RoW AV and RoW Betting segments are generated from customers outside the United States. The Company has revised page 85 of Submission No. 2.

May 7, 2021

Business, page 95

10.

You state that you are reliant on licenses to certain data and other intellectual property rights, including strategic partnerships with some major sports leagues. Please include a more comprehensive discussion of your sports league partnership agreements here. For example, describe the typical terms for such arrangements; disclose when any key contracts expire; and clarify whether such agreements have renewal rights. Also, revise your risk factor discussion on page 51 to disclose the amount of intangible assets related specifically to your sports league license rights.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 52 and 123 of Submission No. 2 to include the terms of strategic partnership agreements with the NBA and MLB that it considers key.

Consolidated Financial Statements

Consolidated Statement of Profit or Loss and Other Comprehensive Income, page F-3

11.

Please tell us whether your consolidated statement of profit or loss is intended to present your expenses by function or nature. In this regard, you include certain items that are expenses by nature (e.g. cost of purchased services) and other items that are expenses by function (e.g. depreciation and amortization). Refer to paragraphs 99—104 of IAS 1. In addition, explain further your inclusion of capitalized internally-developed software costs on the face of your statement of profit or loss.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its consolidated statement of profit or loss is intended to present its expenses by nature. Accordingly, the Company aggregates expenses within profit or loss based on their nature and does not reallocate them among functions within the entity. The Company followed the guidance in paragraph 102 of IAS 1 to prepare its statement of profit or loss, which describes an example of a classification using the nature of expense method that includes the caption “Depreciation and amortization expense.”

The Company has included “capitalized internally-developed software costs” on the face of its statement of profit or loss following the example shown in the implementation guidance accompanying the standard. IG.5 Part 1 includes an additional example that illustrates the classification of income and expenses within profit by nature. This example presents a caption named “Work performed by the entity and capitalized,” which refers to capitalized work internally performed by the entity.

12.

We note that your cost of purchased services does not include amortization expense related to your sports rights. Please revise your cost of purchased services line item to clearly indicate that it is exclusive of depreciation and amortization and separately disclose the amount of such costs that have been excluded. Refer to SAB Topic 11.B.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its statement of profit or loss does not include a caption for cost of sales, as it is classifying its expenses by nature and not by function. SAB Topic 11.B. refers to a company that excludes depreciation and depletion from cost of sales in its income statement. The Company’s statement of profit or loss has been revised to label the caption as “Cost of purchased services (excluding depreciation and amortization)” As noted in the Company’s response to the comment above, the Company does not reallocate expenses among functions within the entity and hence, amortization expense has not been allocated to any other line item in its statement of profit or loss.

May 7, 2021

Betting data/ Betting entertainment tools, page F-25

13.

You disclose that in some of your Sports Betting contracts, the customer is not obliged to pay you until the customer has generated “income.” Please explain in further detail what income measure is used to determine the customer’s payment obligation. Similarly, you state that for managed trading services the company receives a share of revenue or loss made by the client on the bet. Please clarify what is meant by revenue or loss and how this compares to your reference on page 78 to receiving a fixed percentage of gross gaming revenue or net gaming revenue.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that (i) for Sports Betting contracts, some include a revenue share scheme, typically with a fixed minimum fee, and the Company receives contractually-agreed fixed percentage of either Gross Gaming Revenue or Net Gaming Revenue generated by the customer. The Gross Gaming Revenue (“GGR”) and Net Gaming Revenue (“NGR”) is determined as (x) GGR is equal to total volume of bets minus total volume of payouts and (y) NGR is equal to GGR minus local taxes minus other adjustments (if contractually agreed) and (ii) for Managed Trading Services (“MTS”), similar to the Sports Betting contracts, a transaction price for MTS is defined as a fixed percentage of GGR or NGR generated by the betting activity, typically with a minimum monthly fixed fee. Most of MTS contracts also include a loss participation clause. The Company is exposed to the losses by the agreed-loss participation percentage, typically the same percentage as the revenue share. Revenue is recognized monthly on the basis of actual performance—revenue share or minimum fee, if the revenue share is below agreed minimum fee.

The Company has revised pages 78, 83 and F-26 of Submission No. 2.

14.

Please explain further your disclosures, which indicate that variable consideration is initially constrained and therefore, revenue is recognized based on actual customer sale performance. In this regard, clarify whether you have fully constrained the variable consideration if so, tell us how you considered the guidance in paragraphs 56-57 of IFRS 15.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that IFRS 15.B63 guidance on the recognition of revenue for sales-based or usage-based royalties is applied to the Company’s contracts that include revenue share fee (i.e. where the consideration is based on the customer’s subsequent sale). According to this guidance, the revenue should be recognized when the later of the following events occurs: (a) the subsequent sale or usage occurs; and (b) the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied.

Considering that the revenue share relates to live betting and AV services, both events are aligned. The Company recognizes revenue when the actual customer’s sale occurs. This means that the variable amount is not recognized until the uncertainty relating to customer’s performance is resolved, in line with IFRS 15.BC219.

The Company has revised page F-22 of Submission No. 2.

Notes to Consolidated Financial Statements

Note 5. Revenue from contracts with customers, page F-25

May 7, 2021

15.

We note that for your Betting Data/Betting Entertainment and Betting AV services revenue is recognized over the term of the contract for the initial agreed upon amount, which includes agreed upon levels of data and/or services and any additional amounts in excess of the contractually stated amounts is recognized as incurred. Please describe further the terms of these arrangements. Tell us whether the data and service level commitments cover the entire term of the arrangement or certain incremental periods within the contract term (e.g. monthly, quarterly, etc.). Tell us how often customers exceed these amounts and provide the amount of revenue earned from single match bookings and additional AV services for each period presented. Lastly, tell us how you determined that recognizing such arrangements over the contract term depicts the best measure of progress to completion. Refer to paragraphs 39—45 of IFRS 15.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the data and service-level commitments cover certain incremental periods within the contract term. The agreed levels of data or services are typically based on a monthly usage, though some are based on quarterly or annual usage.

For non-MTS contracts, there are customers with single match bookings (“SMB”)-only contracts where there is a price per match charged for what they book with the Company. The rate customers exceed the package amounts is typically standard for live betting data and live odds. Approximately 20% of customers with the agreed-upon levels of data exceed the agreed volume. Based on actual performance in 2019 to 2020, on average these customers exceed the data volume five to six months each year.

For AV services, when the customer overbooks or books more than what is in their purchased booking package size (“overpicks”), such overpicks are included in the Live Channel Online General revenue account and not charged to a separate revenue account as there are no limits to package sizes. The monthly booking reports are sent to the AV service customers—there is an annual agreed minimum that must be met, otherwise the minimum is charged. As there is no volume limit, the Company does not monitor “additional” AV services.

The table below presents additional data on customers exceeding the Flex Packages:

	2019		2020
	Live Data	Live Odds	Live Data	Live Odds
Total Customers Exceeding Flex Package (excludes SMB-only customers)	15	44	18	49
Estimate of Revenue earned from SMB (excludes SMB-only customers)	€3.7 million	€2.6 million	€7.4 million	€3.9 million
Reference of Total SMB Revenue	€4.0 million	€4.1 million	€10.9 million	€7.0 million

Average % of months these customers exceed their Flex Package	58%	47%	49%	38%
Average Calculated Number of Months	6.9	5.6	5.9	4.6

The average is unweighted and total amounts exclude RTS business, a betting product for the Company’s real time sports, which is dedicated content package for live data and odds content.

May 7, 2021

The stand-ready service—an agreed-level of data or services, including access to (i) data sourced from a package of individual Sportradar-licensed intellectual property assets and (ii) separate leagues and events—is provided over a period of time. Because there is one performance obligation that is performed over the period of the contract, revenue is recognized via the straight-line method over the contract period for these equal instalment customers. The Company concluded that this approach is in line with the guidance on measurement of progress as per IFRS 15.39-45. As the service is provided evenly over the contract term, a straight-line measure of progress is appropriate for recognizing revenue. Revenue is recognized on a straight-line basis because the pattern of benefit to the customer as well as the entity’s efforts to fulfil the contract are even throughout the period.

The Company has revised page F-22 of Submission No. 2.

16.	Please explain in detail how you determined that the single match bookings are capable of being distinct from the stand ready service. Refer to paragraph 27 of IFRS 15.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that SMB are provided on a request from customers. SMB are a series of individual obligations to perform and that depends upon the amount of bookings received each month.

Per IFRS 15.27, a good or service that is promised to a customer is distinct if both of the following criteria are met:

a)	the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e. the good or service is capable of being distinct)

SMB represent data and odds relating to a specific match. These data can be used on its own by a customer for the betting purposes. This is evidenced by customers having SMB-only Betting Data agreements.

b)

the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e. the promise to transfer the good or service is distinct within the context of the contract).

SMB are specifically described within the agreement, including a separate pricing. The Company concluded that SMB is a distinct service within the context of the contract.

Accordingly, in line with the IFRS 15 requirements, SMB is treated as a distinct performance obligation.

The Company has revised page F-22 of Submission No. 2.

Note 11. Intangible assets and goodwill

11.1 Impairment test, page F-33

17.

Please further explain and revise your disclosures as necessary to clarify the facts and circumstances that lead to an impairment of your NBA and NFL license rights in fiscal 2019. Specifically address what is meant by your reference to slower opening of relevant market and clarify how each market and segment were impacted. Similar disclosures should be provided for any license right impairment charges recorded during fiscal 2020. Refer to paragraph 130(a) of IAS 36. Lastly, tell us, and revise to clarify, where these agreements are reflected in the breakdown of estimated useful lives on page F-15.

May 7, 2021

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the impairment of the Company’s NBA and NFL license rights were triggered as follows. In May 2018, the U.S. Supreme Court ruled that the Professional and Amateur Sports Protection Act violated the U.S. Constitution because it illegally empowered the federal government to order certain states to take specific actions to disallow sports gambling. As a result, that statute is no longer enforceable against states, businesses or individuals. The ruling was viewed as a significant boost to the industry and significant growth was expected for U.S. betting. The court ruling, however, did not change the legality of sports betting anywhere. It is up to the individual states to pass statues that would legalize sports betting within their territory. The expected growth is therefore linked to the expected timing of legalization of sports betting in individual states. A lower number of U.S. states managed to pass legalizing statues in 2019 as compared to the initial expectations made by the Company in 2018 for purposes of its business plan. Accordingly, the business plan could not be met, which triggered the impairment of the Company’s NBA and NFL license rights in fiscal 2019.

The useful life of license rights is based on the license term, which is two to seven years. The Company has revised pages F-15 and F-34 of Submission No. 2.

Note 26. Related party transactions, page F-51

18.

You state that no compensation expense was recognized for the 311,503 share awards granted under the management participation plan (MPP) during fiscal 2019 since such awards were issued at fair value. Please explain further how you determined that such awards were not compensatory. Provide the specific guidance in IFRS 2 that you relied upon and specifically address your consideration of IFRS 2, paragraph BC79. In addition, tell us whether the accounting will be impacted when these awards are exchanged for Class A ordinary shares upon effectiveness of the offering and if so, explain.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has determined the expense associated with share awards granted under the MPP during fiscal 2019 to be zero, as the issuance price of the shares was equal to their fair value. In determining the fair value of these shares, the Company considered the guidance in IFRS 2.16, which requires shares granted to employees to be valued based on market prices, if available. As disclosed in note 26 of the financial statements, the MPP share awards are linked to the performance of the Company and as such, the fair value of the MPP awards was based upon the price determined for the Company’s shares in an arms-length share transaction between unrelated parties, specifically, the transaction where Blackbird purchased an interest in the Company from EQT SR Holding S.à r.l (“EQT”) in October 2018. As there were no significant changes in the Company’s business from the date of this third-party transaction to the grant date of the MPP share awards in 2019, the Company considered this to be an appropriate measurement basis for the MPP share awards. The MPP share awards are subject to non-market performance vesting conditions and, in accordance with IFRS 2.19, no adjustments were made to the grant-date fair value of the MPP share awards in relation to non-market performance vesting conditions.

We considered the guidance in IFRS 2, paragraph BC79, which states that omitting the option’s time value ignores a potentially substantial part of an option’s total value. We do not consider this guidance to be applicable to the awards granted under the MPP as these are share awards and not share options.

May 7, 2021

The Company has revised pages F-55 to F-56 of Submission No. 2.

Upon effectiveness of the offering, the shares of the MPP will be exchanged for the shares of the Company. The value of the Company’s shares will take into account the outstanding loan (plus interest) owed from Slam InvestCo S.a.r.l (“Slamco”), who is the administrator of the MPP, to the Company. The accounting impact on the Company’s financial statements will be a debit to treasury shares and a credit to share capital/additional paid-in capital. Based on current intentions, The Company will then use a portion of the funds raised as part of the primary issuance to subscribe for additional shares in Slamco, equal to the outstanding balance on the payable between Slamco and the Company, in order to settle the loan. The accounting impact on the Company’s financial statements would be a debit to treasury shares and a credit to other financial assets. As there is no compensation expense associated with the share awards granted under the MPP during fiscal 2019, there is no further accounting impact (i.e. in relation to vesting of expenses) for these share awards granted during fiscal 2019.

19.

Please provide us with a breakdown of awards granted under both your Management Participation Program and Phantom Option Plan during fiscal 2020 and to date in 2021. Tell us how you valued such awards and how you determined the fair value of any ordinary shares underlying such awards at the date of each grant. To the extent there were significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology used to value such award. Also, describe further how these awards will be impacted upon consummation of the offering and the amount of compensation expense, if any, that will be recorded upon effectiveness.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following:

Management Participation Program:

Breakdown of the share awards that were issued under the MPP during 2020:

Number of MPP shares	Grant Date	Fair value per MPP share used to determine compensation expense (€)
2,571	August 24, 2020	148.6
2,143	September 21, 2020	148.6
14,286	October 9, 2020	148.6
5,666	August 17, 2020	148.6
8,620	October 21, 2020	148.6
11,722	December 23, 2020	148.6

Fair value considerations:

The fair value of the share awards issued under the MPP during 2020 was based on the price determined for the Company’s shares from an arms-length share transaction between unrelated parties that occurred during 2020, specifically, the transaction where Radcliff SR I LLC purchased an interest in the Company from EQT in September 2020. The same transaction was used to determine fair value for the underlying share in the Phantom Option Plan (“POP”) valuation model discussed further below; however, the MPP shares and the Company’s shares do not have a 1:1 ratio.

May 7, 2021

As disclosed in Note 30 of the financial statements, during the first quarter of the Company’s fiscal 2021, the Company issued 7,501 share awards under the MPP. In addition to the awards issued under the MPP, the Company also issued 208 participation certificates to a director of the Company. With respect to the fair value of the share awards issued under the MPP and the issuance of the participation certificates during 2021, the Company is in the process of completing its closing procedures for the first quarter of its fiscal year 2021, which starts on January 1, 2021 and ends on March 31, 2021, and will supplementally provide to the Staff an explanation on how such awards were valued and how the fair value of any ordinary shares underlying such awards at the date of each grant were determined, once the Company’s normal quarter end accounting procedures have been completed.

Impact upon consummation of the offering and the amount of compensation expense:

In addition to the accounting impact of the share exchange as described in the Company’s response to comment 18, in relation to the share awards granted under the MPP during 2020, the Company will recognize a total compensation expense of €3.3 million up to the date of the consummation of the offering, which is expected to occur in 2021. Of this total compensation expense, €1.3 million was recognized during the fiscal year 2020.

Phantom Option Plan:

The Company has revised pages F-57 to F-58 of Submission No. 2 to reflect the changes in the POP during 2020.

Breakdown of the stock options that were granted under the POP during 2020 and to date in 2021:

Number of share options	Grant Date	Fair value per POP option used to determine compensation expense (€)
946	January 2020; modification date: December 2020	Fair value at modification date: 1,352.74
2,529	December 2020	1,352.74

Fair value considerations:

The fair value of the share options granted under the POP during 2020 was determined using a stochastic model. Service and non-market performance conditions were not incorporated into the grant date fair value calculated in accordance with IFRS 2. As mentioned above, the fair value of the underlying shares was based on the price determined for the Company’s shares from an arms-length share transaction between unrelated parties that occurred during 2020.

May 7, 2021

As disclosed in Note 29 to the financial statements, the inputs used in the measurement of the fair value of the service-based and exit-value based components of the phantom options were as follows:

Valuation inputs	2020
Fair value at grant date	€1,352.74
Share price at grant date	€5,192.46
Exercise price	€3,937.72
Expected volatility (weighted-average)	37.66%
Expected term	2.47 years (service-based options) / 2.06 years (exit-value based options)
Expected dividends	—
Risk-free interest rate (based on Swiss government securities)	—
Required exit value	€2.1 billion

The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model. The expected volatility is based on the historical volatility of public companies that are comparable to the Company over the expected term of the options. The risk-free rate is based on Swiss government securities over a period commensurate with the expected term. The required exit value is the minimum equity value of the Company required for participants to claim their vested options.

Impact upon consummation of the offering and the amount of compensation expense:

As disclosed in Note 29 of the financial statements, upon consummation of the offering, vested time-based options convert to shares immediately. Unvested time-based options and exit-value based options convert to unvested time-based restricted stock units that will vest and convert to shares from the offering date to 2024. The cumulative expense recognized from January 1, 2020 to the offering date would be €1.9 million of which €1.0 million was recognized during 2020, assuming an offering date of June 30, 2021.

General

20.	We note that you cite estimates and statistics throughout the prospectus. Please identify the source publications and reports for these estimates and statistics.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the industry and market estimates and statistics cited throughout the prospectus are based on the Company’s own internal estimates and research, publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including services commissioned from a globally recognized consulting firm. The Company has revised these statements throughout Submission No. 2.

May 7, 2021

21.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)
Carsten Koerl, Sportradar Holding AG
Alexander Gersh, Sportradar Holding AG
Paul F. Sheridan, Latham & Watkins LLP
Rachel W. Sheridan, Latham & Watkins LLP